
Mail Stop 3561

January 19, 2016

Dick Boer
Chief Executive Officer
Royal Ahold
Provincialeweg11
1506 MA Zaandam
The Netherlands

  Re: Royal Ahold
    Amendment No. 2 to
    Draft Registration Statement on Form F-4
    Submitted January 14, 2016
    CIK No. 0000869425

Dear Mr. Boer:

  We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Consolidated Financial Statements of Ahold

Notes to the Consolidated Financial Statements

Note 6 – Segment Reporting, page FIN-30

1. We note your response to comment 4 that you do not internally monitor consolidated revenues on a product or brand level, and no consolidated information by categories of products is prepared or reported, with the exception of gasoline sales. However, paragraph 32 of IFRS 8 requires you to report the revenues from external customers for each product and service, or each group of similar products and services, unless the

necessary information is not available and the cost to develop it would be excessive, in which case that fact shall be disclosed. Please clarify how you comply with this requirement. Additionally, if you believe the cost to develop this information would be excessive, please tell us why.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products